Exhibit 12.2

United Airlines, Inc. and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratios)	Nine Months Ended September 30, 2015	2014	2013	2012	2011	2010
Earnings (losses):

Earnings (loss) before income taxes	$3,315	$1,110	$637	$(657)	$848	$286
Add (deduct):
Fixed charges, from below	1,077	1,655	1,627	1,514	2,005	1,274
Amortization of capitalized interest	10	12	11	9	7	5
Distributed earnings of affiliates	—	1	—	—	1	2
Interest capitalized	(38)	(52)	(49)	(37)	(32)	(15)
Equity earnings in affiliates	(1)	(1)	(1)	(4)	(6)	(7)

Earnings as adjusted	$4,363	$2,725	$2,225	$825	$2,823	$1,545

Fixed charges:
Interest expense	$504	$742	$781	$823	$937	$780
Portion of rent expense representative of the interest factor (a)	573	913	846	691	1,068	494

Fixed charges	$1,077	$1,655	$1,627	$1,514	$2,005	$1,274

Ratio of earnings to fixed charges	4.05	1.65	1.37	(b)	1.41	1.21

(a) Imputed interest applied to rent expense.

(b) Earnings were inadequate to cover fixed charges by $689 million in 2012.